4-30-02

02033147

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2002. Commission File Number 1-14664

Teleglobe Inc.
(Translation of Registrant's Name Into English)

1000 rue de la Gauchetière Ouest, Suite 4100, Montréal, Québec, Canada H3B 5H8, (514) 870-8777
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _____ Form 40-F X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

MATERIAL CHANGE REPORT

Section 75 of the *Securities Act* (Ontario)
Section 85 of the *Securities Act* (British Columbia)
Section 146 of the *Securities Act* (Alberta)
Section 84 of *The Securities Act*, 1988 (Saskatchewan)
Section 73 of the *Securities Act* (Quebec)
Section 81 of the *Securities Act* (Nova Scotia)
Section 76 of *The Securities Act*, 1990 (Newfoundland)

ITEM 1: REPORTING ISSUER

Teleglobe Inc. ("Teleglobe")

The head office of Teleglobe is located at 1000 rue de la Gauchetière Ouest, Suite 4100, Montréal, Québec H3B 5H8 and its principal office is located at 11480 Commerce Park Drive, Reston, Virginia, 20191.

ITEM 2: DATE OF MATERIAL CHANGE

April 24, 2002.

ITEM 3: PRESS RELEASE

Teleglobe issued a press release on April 24, 2002, in Montréal, Québec.

ITEM 4: SUMMARY OF MATERIAL CHANGE

On April 24, 2002, BCE Inc. ("BCE") announced that it would cease further long term funding to Teleglobe. As a consequence, Teleglobe announced that it is pursuing a range of financial restructuring alternatives, potential partnerships and business combinations. In this regard, Teleglobe has engaged Lazard Frères & Co. LLC ("Lazard") to be its financial advisor and retained Crossroads, LLC ("Crossroads") to provide restructuring advice.

Teleglobe also announced that in response to a request by Teleglobe, BCE intends to provide Teleglobe with short-term funding on terms and conditions satisfactory to BCE of a maximum aggregate amount of between US$100 million and US$125 million so that Teleglobe can provide continuing customer service and fund other operations related needs while it reviews its alternatives.

In connection with these announcements, all members of the Board of Directors of Teleglobe who were directors or officers of BCE resigned. The Board of Directors is now comprised of three independent members.

ITEM 5: FULL DESCRIPTION OF MATERIAL CHANGE

On April 24, 2002, BCE announced that it would cease further long term funding to Teleglobe. BCE stated that the revised outlook provided by Teleglobe's management no longer meets the objectives of break-even free cash flow by 2003 and the prospect for "value recovery" of BCE's investment in Teleglobe, and the market prospects for data are not expected to improve in the foreseeable future. BCE also announced that it provided C$550 million (US$350 million) of funding since December 2001 and will now provide only short-term periodic funding, on terms and conditions satisfactory to BCE, up to a maximum aggregate amount of between US$100 million and US$125 million.

On April 24, 2002, Teleglobe announced that it is actively pursuing a wide range of financial restructuring alternatives, as well as potential partnerships, strategic alliances and business combinations.

To assist Teleglobe in examining its alternatives it has retained the investment banking firm of Lazard to serve as its financial advisor. Teleglobe also retained Crossroads, an international consulting firm providing restructuring advice to under-performing companies. The services of Crossroads will be primarily provided by John G. (Jack) McGregor, a principal at Crossroads.

The Board of Directors of Teleglobe is now comprised of H. Arnold Steinberg, a director of Teleglobe since 1989, a director and officer of Cleman Ludmer Steinberg Inc., a merchant banking firm, Paul H. Farrar, a corporate director, and J. Bruce Terry, a business executive. All of these directors are independent and unrelated to BCE or management of Teleglobe. On April 23, 2002, Jean C. Monty, Michael Sabia, Richard J. Currie, Thomas E. Kierans and Anthony S. Fell resigned as directors of Teleglobe.

Subsequent to these announcements, Moody's downgraded the senior unsecured debt rating of Teleglobe to C from B3 and Standard and Poor's lowered its long-term corporate credit and senior unsecured debt ratings on Teleglobe to CC from B-.

Any statement contained in the MD&A or the 2001 Annual Financial Statements (including, in particular, the statement referenced above relating to BCE's intention with respect to BCE Teleglobe) is deemed to be modified or superseded to the extent that a statement contained in any other subsequently filed document with Canadian and/or U.S. regulatory authorities (including the statements contained in this material change report (and, in particular, the statements made under "Impact on Financial Condition" below) and in any other material change reports filed by Teleglobe since February 27, 2002) modifies or supersedes such statement. The making of the modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Impact on Financial Condition

At December 31, 2001, Teleglobe had outstanding indebtedness of approximately US$2.7 billion, including approximately US$1.3 billion due in 2002, requiring annual debt service payments of approximately US$135 million at interest and exchange rates prevailing on December 31, 2001. Teleglobe's US$1.275 billion revolving credit facilities (which are currently fully drawn) mature on July 22, 2002. There are no assurances that Teleglobe will be able to either renew or replace its credit facilities upon their maturity or find alternative sources of financing. Teleglobe does not have sufficient funds available from its cash flow to meet these obligations, to make necessary capital expenditures and pay other operating expenses. Teleglobe's high level of indebtedness, plus the recent downgrades described above of its debt to below investment grade, have the effect of limiting Teleglobe's ability to obtain additional financing on a stand-alone basis and could significantly increase its financing costs.

Until recently, Teleglobe's primary source of funding in order to meet its financial obligations has been BCE. BCE has announced that it will cease its long term funding of Teleglobe and will only provide limited short term funding upon terms and conditions satisfactory to BCE so that Teleglobe can provide continuing customer service and fund other operations related needs. Such decision is likely to have a material adverse effect on Teleglobe's financial condition. Accordingly, in its current financial condition Teleglobe may become unable to meet its financial obligations. In particular, BCE's decision makes it extremely unlikely that Teleglobe's management will be able to renew or replace Teleglobe's US$1.275 billion revolving credit facilities that mature on July 22, 2002, except as part of an overall financial restructuring. There is no assurance that the funding announced by BCE will be advanced and, if advanced, will be sufficient for Teleglobe to carry on its business. Accordingly, Teleglobe is assessing its alternatives, including re-negotiating or restructuring its debt, selling assets, or seeking other options available under applicable law, and, to the extent the implementation of any such alternatives results in a default under any credit facility, this could result in one or more of Teleglobe's creditors declaring amounts outstanding under Teleglobe's financial instruments to be immediately due and payable. Furthermore, in order to raise additional funding or renew or extend current debt instruments, Teleglobe may have to issue or re-issue equity or debt instruments that have rights senior to those of current stakeholders.

There can be no assurances that Teleglobe will be successful in it efforts to effect a financial restructuring, partnership or business combination. In such a case, Teleglobe may have to consider a court-supervised proceeding or a wind-down of some or all of its business.

ITEM 6: RELIANCE ON SUBSECTION 75(3) OF THE ONTARIO SECURITIES ACT OR EQUIVALENT PROVISIONS

Not applicable.

ITEM 7: OMITTED INFORMATION

Not applicable.

ITEM 8: SENIOR OFFICER

For further information, please contact Patrick Pichette, Executive Vice-President and Chief Financial Officer, (514) 878-7272.

ITEM 9: STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

DATED at Montreal, Quebec this 3rd day of May, 2002.

/s/ Patrick Pichette

Patrick Pichette
Executive Vice-President and
Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEGLOBE INC.

Date: May 3, 2002

By: ______________________________

Name: Patrick Pichette
Title: Executive Vice President and Chief Financial Officer